UBI Blockchain Internet LTD.

A Delaware Corporation

SmartSpace 3F, Level 9, Unit 908, 100 Cyberport Rd.

Hong Kong, People’s Republic of China

Telephone: (917) 242-7309

December 12, 2017

VIA EDGAR TRANSMISSION AND E- MAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 4631

100 F. Street N.E.

Washington, DC 20549

Attention: Ms. Sherry Haywood, Staff Attorney

Re:	UBI Blockchain Internet, Ltd.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 5, 2017
File No. 333-217792
Amendment No. 2 to Form 8-K
Filed August 30, 2017
File No. 000-54236

Dear Ms. Haywood:

On behalf of UBI Blockchain Internet, LTD (the “Company”), we are hereby responding to the letter, received on September 21, 2017 (the “Comment Letter”), from the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended No. 3 Registration Statement on Form S-1/A (File No. 333-217792) (the “Registration Statement”) filed on September 5 2017 and Amended No. 2 Form 8-K filed August 30, 2017. In response to the Comment Letter, the Company is filing with the Commission today Amendment No. 4 to the Registration Statement and Amendment No. 3 to the Form 8-K/A was filed on November 17, 2017.

Amendment No. 4 to the Registration Statement has been updated to include the most recent financials pursuant to Rule 8-08 of Regulation S-X, and we updated all related information in this amended filing. As you are aware, we needed to complete the filing of our Form 10-K before we were able to respond to this Comment Letter. Since the Registration Statement is not effective, in Amendment No. 4 we increased the number of Class A shares to be registered by 10,082,000 shares. The appropriate registration fee has been paid.

December 12, 2017

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company’s response is set forth below providing you with a response to each comment. Additionally, we shall send you a marked copy of the amended Registration Statement via email in order to help you expedite your review process.

Amendment No. 3 to Registration Statement on Form S-1

Selling Stockholders, page 26

1.	We note your response to comment 7 in our letter dated July 21, 2017, however, the basis for your reliance on Section 4(2) of the Securities Act for the offering and sale of 8.4 million shares of Class C Common Stock to 48 stockholders and the offering and sale of 25 million shares of Class C Common Stock to 130 stockholders remains unclear. In your response to this comment, please address the following:

●	Please revise your disclosures to provide additional information about the NOVA transaction, including the specific structure of the transaction, whether and when the Nova stockholders approved the Nova transaction, how the Nova stockholders approved the transaction, how the Nova stockholders were asked to approve the transaction, how the Nova shareholders received information about the transaction and how Nova stockholders received information about their shares.

Response: We have revised our disclosures to provide additional information about the NOVA transaction. This includes how the NOVA shareholders were notified, received information and how they approved the transaction. See eighth paragraph under Selling Shareholders on page 26.

●	Note that, with regard to the shares offered to NOVA stockholders, the fact that you only offered shares to those stockholders and the fact that NOVA was not itself a public company does not mean that this was not a public offering. Transactions in which there is submitted to shareholders a decision or election to accept a new security in exchange for their existing security may be offers and sales subject to the registration requirements of the Securities Act. Please see Securities Act Rule 145, including the Preliminary Note thereto, for more information.

December 12, 2017

Response: A reclassification of securities covered by Rule 145 would be exempt from registration pursuant to section 3(a)(9) of the Act if the conditions of this section are satisfied. We believe that the conditions were satisfied. In reaching this conclusion, we note:

1) UBI Blockchain Internet, Ltd., acquired 100% of NOVA. It acquired all of its assets, liabilities, operations, and employees. In essence, UBI and Nova became one entity. Once the combination took place, NOVA became a subsidiary of the Company. It was not dissolved. UBI Blockchain unconditionally assumed the obligations of the securities of NOVA. After the Company and NOVA became one entity (the same issuer), the original NOVA shareholders exchanged their shares for restricted UBI shares.

2) The original shareholders of NOVA paid no additional consideration for their shares. The NOVA shareholders did not part with anything of value besides their securities.

3) The offer to exchange shares was made only to the existing NOVA security holders. The exchange was offered exclusively to the issuer’s existing security holders.

4) There was no remuneration for the solicitation. The issuer did not pay any commission or remuneration for the solicitation of the exchange.

Finally, as a general matter, the exchange offer was made in good faith and not as part of a plan to avoid the registration requirements of the Securities Act.

●	Please clarify whether you are relying on the Rule 506 safe harbor under Section 4(2) or another exemption. Please tell us how many of the stockholders in both offerings were non-accredited investors. See Rule 506 of the Securities Act.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it relied on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, and/or Regulation D and Rule 506 promulgated thereunder, as these are transactions not involving a public offering. The Company had fifteen (15) accredited investors, and thirty-three (33) non accredited investors. No general solicitation has was made by either the Company or any person acting on its behalf; the shares were issued subject to transfer restrictions; each equity holder had and will have access to the Company’s public filings, and can ask questions of management; and the shares contained an appropriate legend stating such securities have not been registered under the Securities Act of 1933 and may not be offered or sold absent registration or pursuant to an exemption therefrom. Regarding the NOVA acquisition, see response to the previous comment.

December 12, 2017

●	If there is a risk that the offering and sale of these shares was made in a manner that is not consistent with Section 5 of the Securities Act of 1933, please revise your registration statement to include risk factor disclosure to discuss the possibility of shareholders exercising their right to rescind these sales under the federal securities laws.

Response: We respectfully note the Staff’s comment. We believe that we properly relied on the exemptions noted above. For this reason, it would be inappropriate and misleading to add a risk factor to disclose the possibility of shareholders exercising their right to rescind.

Exhibits, page II-7

2.	We note your response to comment 17 in our letter dated July 21, 2017. We note that the Exhibits section incorporates by reference your bylaws on Form S-1 filed September 20, 2010. Please revise to include the Form, Exhibit and Filing Date of your revised bylaws.

Response: The Exhibit page has been updated. See Exhibit 3.7, it states By-laws, as currently in effect, from Form 8-K, filed as Exhibit 3.7, on August 24, 2017.

Amendment No. 2 to Form 8-K

3.	We note your response to comment 18 in our letter dated July 21, 2017. As disclosed on page 5, you were a shell company at the time of the transaction with Shenzhen Nova E-commerce, Ltd. in which you acquired this entity in exchange for 25 million Class C common shares. Given that you appear to have effected this transaction solely through the issuance of cash, you were a shell company at the time of the transaction, and it does not appear that Shenzhen NOVA E-Commerce Ltd would be considered to be a business at the of time of the transaction as defined in ASC 805-50-20, it appears that this transaction should be accounted for as a recapitalization rather than the a business combination and correspondingly no goodwill should be recorded. Please revise your pro forma financial information accordingly in an amendment to your Form 8-K.

Response: We filed an amended Form 8-K on November 17, 2017, where we revised our pro forma financial information where no goodwill was recorded.

December 12, 2017

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter our legal counsel at (312) 894-0130.

UBI Blockchain Internet, Ltd.
By:	/s/ Tony Liu
Tony Liu
Chairman and Chief Executive Officer

cc: T. J. Jesky, Esq.